EXHIBIT 99.1

TOP Ships Inc. Announces Delivery of Its 2nd Supertanker (Very Large Crude Oil Carrier)

ATHENS, Greece, March 02, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it took delivery of the very high specification, scrubber fitted, 300,000 dwt newbuilding Very Large Crude Oil Carrier (VLCC) vessel M/T Legio X Equestris constructed at the Hyundai Heavy Industries shipyard in South Korea. The vessel is preparing to commence in a few days its previously announced time charter employment with a major oil trader for three years with two yearly extensions at the charterer’s option. The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $68.5 million. For 2022 alone, this charter is expected to contribute $10.8 million in revenue.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org